 **TABCORP**

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone   61 3 9868 2100
Facsimile   61 3 9868 2300

17 December 2003



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03045420

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
       Exemption
       File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited
("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act").   TABCORP's file number is
indicated in the upper right hand corner of each unbound page and the first
page of each bound document furnished herewith.   In accordance with
paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are
being furnished with the understanding that such documents will not be deemed
"filed" with the Securities and Exchange Commission or otherwise subject to the
liabilities of Section 18 of the Exchange Act, and that neither this letter nor the
furnishing of such documents shall constitute an admission for any purpose that
TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect)
the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

 **TABCORP**

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone   61 3 9868 2100
Facsimile   61 3 9868 2300

17 December 2003

To: Australian Stock Exchange
      Companies Announcements Platform
      20 Bridge Street
      Sydney NSW 2000

Update on Proposal to Merge with TAB Limited

The Australian Competition and Consumer Commission has today advised TABCORP Holdings Limited that it has considered the information provided by this Company and other material in relation to the proposal to merge with TAB Limited and does not propose to intervene pursuant to Section 50 of the *Trade Practices Act 1974*.

Yours faithfully

Peter Caillard
Company Secretary